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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007
Commission File Number 0-30860

Axcan Pharma Inc.
(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Québec), Canada J3H 6C4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit No.	Description
99.1	Management Information Circular of Axcan Pharma Inc., dated December 21, 2007, as distributed to shareholders.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.
Date: December 26, 2007
	By:	/s/ RICHARD TARTE Name: Richard Tarte Title: Vice President, Corporate Development and General Counsel

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EXHIBITS
SIGNATURES